UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021 (No.5)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

EXPLANATORY NOTE

On September 27, 2021, Cellect Biotechnology, Ltd. (the “Company”) issued a press release to announce the following matters:

1.	On September 26, 2021, Company reconvened a Special General Meeting of Shareholders, originally scheduled for September 19, 2021. At the reconvened meeting the Company’s ordinary shareholders passed all agenda items as proposed, as described in Exhibit 99.2 to the Company’s Form 6-K furnished to the Securities and Exchange Commission on August 13, 2021.

2.	As previously disclosed, (a) the Company, CellMSC, Inc. (“Merger Sub”), and Quoin Pharmaceuticals, Inc. (“Quoin”) have entered into an Agreement and Plan of Merger and Reorganization dated as of March 24, 2021 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Quoin (the “Merger”) and (b) the Company and EnCellX, Inc. (“EnCellX”) have entered into an Amended and Restated Share Transfer Agreement dated as of May 27, 2021, pursuant to which EnCellEx will acquire from the Company the entire share capital of Cellect Biotherapeutics, Ltd. (the “Share Transfer Agreement”). As executed, the Merger Agreement provided that either Cellect or Quoin may terminate the Merger Agreement, if the Merger shall not have been consummated by September 30, 2021 (the “Outside Date”), provided that the failure to consummate the Merger is not due to a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement. However, the Company, Merger Sub and Quoin amended the Merger Agreement effective as of September 24, 2021, to change the Outside Date to November 1, 2021. As executed, the Share Transfer Agreement provided that the closing of the transaction must occur no later than September 30, 2021. However, the Company and EnCellX amended the Share Transfer Agreement effective as of September 26, 2021 to provide that the closing of the transaction must occur no later than November 1, 2021.

3.	On September 21, 2021, the Company received a notice of non-compliance from Nasdaq Stock Market,

LLC (“Nasdaq”). The notice states that the Company no longer complies with Nasdaq Rule 5550(b)(1) (the “Listing Rule”) for continued listing. Based on the Company’s reported financial results for the six-month period ended June 30, 2021, the Company does not meet the requirement of the Listing Rule to maintain a minimum stockholders’ equity of $2,500,000. In addition, as of September 20, 2021, the Company does not meet the Listing Rule’s alternatives for continued listing based on market value of listed securities or net income from continuing operations. The Company intends submit a plan to regain compliance to Nasdaq by November 5, 2021.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into Cellect’s registration statements on Form S-8 (Registration Nos. 333-21847, 333-220015, 333-225003 and 333-232230) and on Form F-3 (333-21964 and 333-229083).

Exhibit No.	Description

99.1	Cellect Biotechnology Reports Results of Shareholders’ Meeting, Amendment of Merger Agreement, and Nasdaq Non-compliance Letter”

99.2	Amendment made as of September 24, 2021, to the Agreement and Plan of Merger and Reorganization dated as of March 24, 2021, by and among Cellect Biotechnology, Ltd., CellMSC, Inc., and Quoin Pharmaceuticals, Inc.

99.3	Amendment made as of September 26, 2021, to the Amended and Restated Share Transfer Agreement dated as of May 27, 2021, by and between EnCellX, Inc. and Cellect Biotechnology, Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2021	CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Shai Yarkoni
	Name:	Shai Yarkoni
	Title:	Chief Executive Officer